Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2014 second quarter results as well as the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2014 second quarter results conference call can be accessed via webcast on Tuesday, August 5, 2014 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. The teleconference taped rebroadcast will also be available until midnight on September 5, 2014. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS 2014 SECOND QUARTER RESULTS

‘Same Store’ FFO growth up 12%

August 5, 2014 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the second quarter ended June 30, 2014.

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amounts)	2014	2013	2014	2013

FFO1	$180	$180	$366	$340
– per unit2	$0.86	$0.88	$1.74	$1.67
Net income	$13	$132	$45	$104
– per unit3	$0.01	$0.60	$0.11	$0.43

Brookfield Infrastructure posted strong results for the quarter ended June 30, 2014 with funds from operations (“FFO”) totalling $180 million ($0.86 per unit).  Results are higher on a comparable or ‘same store’ basis but flat overall as a result of dispositions made as part of our capital recycling initiative and certain non-recurring items.  Our payout ratio4 is 62%, which is at the low end of the target range of 60-70%.

Brookfield Infrastructure reported net income of $13 million ($0.01 per unit3) for the quarter ended June 30, 2014, compared to net income of $132 million ($0.60 per unit3) in the prior year as the second quarter of 2013 benefited from gains on certain asset sales and hedging items.

“We are pleased to report that in the first half of the year, we have delivered 12% comparable or ‘same store’ annualized FFO per unit growth,  surpassing the 6-9% organic growth target we set out last year,” said Sam Pollock, CEO of Brookfield Infrastructure.  “We are close to completing $450 million of previously announced acquisitions which will begin to contribute to results during the second half of the year and our business development teams are continuing to engage on a number of investment opportunities.”

Segment Performance

Brookfield Infrastructure’s utilities business generated FFO of $92 million in the period, compared to $83 million on a ‘same store’ basis and $96 million in total in the second quarter of 2013.  Results in this segment were lower, reflecting the impact of the sale of our Australasian distribution operations in the fourth quarter of 2013.  On a ‘same store’ basis, underlying performance was strong, with FFO increasing by $9 million, or 11%, as our businesses benefited from higher connection activity in our UK regulated distribution business, inflation indexation, a larger regulated asset base and lower costs resulting from margin improvement programs at a number of our operations.

Our transport operations generated FFO of $94 million in the second quarter of 2014, compared to $83 million in the prior year period.  The increase in FFO was driven largely by the greater contribution from our Brazilian toll roads, where we doubled our ownership in September 2013, and stronger results in our ports business, where we benefited from both the newly acquired North American west coast port operation and a stronger performance at our European port operations.  This increase in FFO was partially offset by $6 million of non-recurring interest income from a favourable stamp duty ruling at our Australian railroad that was reflected in prior year results.

Brookfield Infrastructure’s energy business generated FFO of $16 million in the second quarter of 2014, compared to $18 million in the prior year period.  Results were negatively impacted by lower transportation volumes in our North American gas transmission business and a warmer winter that affected volumes in our UK energy distribution business.

The following table presents net income and FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2014	2013	2014	2013

Net income by segment
Utilities	$35	$70	$72	$65
Transport	17	31	50	30
Energy	1	6	10	15
Corporate and other	(40)	25	(87)	(6)
Net income	$13	$132	$45	$104

FFO by segment
Utilities	$92	$96	$181	$188
Transport	94	83	189	150
Energy	16	18	42	40
Corporate and other	(22)	(17)	(46)	(38)
FFO	$180	$180	$366	$340

Acquisitions Update

We have progressed the closing conditions of four previously announced transactions in our transport and energy businesses:

•
In mid-August, we expect to close on our investment in VLI, a Brazilian rail and port business, as we have satisfied all consents required for closing this transaction.  This investment will provide us with approximately $300 million of organic growth projects, as the business has a substantial capital program to expand operations.

•	We have also received all consents required for the closing of Macquarie District Energy in Chicago which is expected to close in early August.
•
We are still waiting for regulatory consent to close our investment in the Elizabeth container terminal located in the port of New York/New Jersey and for required consents for the acquisition of Seattle Steam.  We expect to obtain consents for both of these transactions during the second half of 2014.

We have also signed an agreement to acquire Lodi Gas Storage in California, along with our institutional partners, for $105 million.  Our equity investment will be 40% or approximately $40 million.  This business complements our Canadian natural gas storage business and we expect to see some synergies arise from combining it with our current platform.  We expect this transaction to close by the end of the first quarter of 2015, following completion of customary closing conditions.

Distributions

The Board of Directors declared a quarterly distribution in the amount of $0.48 per unit, payable on September 30, 2014 to unitholders of record as at the close of business on August 29, 2014.

For registered unitholders, distributions are eligible for reinvestment under the Partnership’s Distribution reinvestment plan.  Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1	FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 5 of this release.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six months ended June 30, 2014 were 210.1 million (2013 – 205.7 million and 203.3 million, respectively).
3	Represents net income per limited partnership unit.
4	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended June 30,		For the six-month period ended June 30,
(US$ MILLIONS, UNAUDITED)	2014	2013	2014	2013

Adjusted EBITDA
Utilities	$130	$138	$256	$271
Transport	148	119	292	226
Energy	33	35	77	73
Corporate and other	(29)	(8)	(56)	(18)
Total	282	284	569	552

Financing costs	(105)	(109)	(207)	(216)
Other income	3	5	4	4
Funds from operations (FFO)	180	180	366	340

Depreciation and amortization	(116)	(99)	(233)	(209)
Deferred taxes and other items	(51)	51	(88)	(27)
Net income attributable to the partnership	$13	$132	$45	$104

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Net Invested Capital
(US$ MILLIONS, UNAUDITED)	June 30, 2014	Dec 31, 2013

Assets
Operating Platforms
Utilities	$1,859	$1,928
Transport	2,555	2,456
Energy	721	702
Cash and financial assets	425	523
	$5,560	$5,609

Liabilities
Corporate borrowings	375	377
Other liabilities	$150	$46
	525	423
Capitalization
Partnership capital	5,035	5,186
	$5,560	$5,609

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	June 30, 2014	Dec 31, 2013

Assets
Cash and cash equivalents	$380	$538
Financial assets	301	259
Property, plant and equipment	8,094	7,763
Intangible assets	4,078	4,006
Investments in associates	2,477	2,039
Investment properties	170	164
Deferred income taxes and other	802	913
Total assets	$16,302	$15,682

Liabilities and partnership capital
Corporate borrowings	$375	$377
Non-recourse borrowings	6,065	5,790
Financial liabilities	782	547
Deferred income taxes and other	2,411	2,363
Total liabilities	9,633	9,077

Partnership capital
Limited partners	3,644	3,751
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,365	1,408
Interest of others in operating subsidiaries	1,634	1,419
General partner	26	27
Total partnership capital	6,669	6,605
Total liabilities and partnership capital	$16,302	$15,682

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2014	2013	2014	2013

Revenues	$488	$462	$968	$925
Direct operating costs	(215)	(202)	(427)	(424)
General and administrative expenses	(29)	(26)	(56)	(54)
Depreciation and amortization expense	(94)	(83)	(185)	(169)
	150	151	300	278
Interest expense	(90)	(90)	(177)	(177)
Share of earnings from associates	1	18	13	35
Mark-to-market on hedging items	(22)	93	(38)	31
Gain on sale of associate	—	18	—	18
Valuation gains (losses) and other	27	(4)	24	(41)
Income before income tax	66	186	122	144
Income tax expense
Current	(8)	(5)	(14)	(10)
Deferred	(16)	(31)	(22)	(6)
Net income from continuing operations	42	150	86	128
Income from discontinued operations, net of tax	—	35	—	56
Non-controlling interest of others in operating subsidiaries	(29)	(53)	(41)	(80)
Net income attributable to partnership	$13	$132	$45	$104

Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	1	35	7	25
General partner	11	9	22	16
Limited partners	1	88	16	63
Basic and diluted earnings per unit attributable to:
Limited partners1	$0.01	$0.60	$0.11	$0.43

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and six months ended June 30, 2014 were 150.3 million (2013 – 147.1 million and 145.4 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended June 30,		For the six-month period ended June 30,
(US$ MILLIONS, UNAUDITED)	2014	2013	2014	2013

Operating Activities
Net income from continuing operations	$42	$150	$86	$128
Adjusted for the following items:
Income from discontinued operations, net of income tax	—	35	—	56
Share of earnings from associates, net of distributions	15	(7)	4	(18)
Depreciation and amortization expense	94	83	185	169
Mark-to-market on hedging items	22	(93)	38	(31)
Valuation (gains) losses and other	(12)	10	—	69
Gain on sale of associate	—	(18)	—	(18)
Deferred tax expense	16	42	22	19
Change in non-cash working capital, net	(21)	21	(39)	(4)
Cash from operating activities	156	223	296	370

Investing Activities
Net Investments in:
Operating assets	—	177	—	164
Associates	—	27	(39)	23
Long-lived assets	(111)	(113)	(220)	(216)
Financial assets	25	(30)	(25)	(30)
Net settlement of foreign exchange contracts	(15)	(3)	(23)	4
Cash (used by) from investing activities	(101)	58	(307)	(55)

Financing Activities
Distribution to limited and general partners	(112)	(98)	(224)	(192)
Net borrowings (repayments): Corporate	—	(324)	—	(546)
Subsidiary	110	45	130	368
Issuance of partnership units (inclusive of dividend reinvestment plan)	—	332	2	334
Subsidiary distributions to non-controlling interest	(37)	(49)	(64)	(70)
Cash used by financing activities	(39)	(94)	(156)	(106)

Cash and cash equivalents
Change during the period	16	187	(167)	209
Impact of foreign exchange on cash	1	(22)	9	(21)
Cash reclassified as assets held for sale	—	(32)	—	(32)
Balance, beginning of period	363	286	538	263
Balance, end of period	$380	$419	$380	$419